Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Amounts in thousands except ratio)

(Unaudited)

Nine Months Ended September 30, 2002
As Restated
Earnings:
Income before income taxes, net of minority in income of subsidiaries	$79,849
Adjustments:
Net interest expense (1)	99,320
Amortization of capitalized interest	6,777
Portion of rental expense representative of interest	2,050
Undistributed income of affiliate	37,167
Preferred dividends paid in cash (2)	(2,875)
Minority interest in income of subsidiaries	62,329

$284,617

Fixed Charges:
Net interest expense (1)	$99,320
Capitalized interest	3,912
Preferred dividends paid in cash (2)	2,875
Portion of rental expense representative of interest	2,050

$108,157

Ratio of earnings to fixed charges and preferred dividends	2.6

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.
(2)	During the second quarter of 2002, the Company redeemed all outstanding shares of preferred stock.